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                   					     UNITED STATES
			                SECURITIES AND EXCHANGE COMMISSION
					                   Washington, D.C.  20549



                             SCHEDULE 13G


              Under the Securities Exchange Act of 1934

                       (Amendment No.      5   )*


                       CE SOFTWARE HOLDINGS, INC.
                           (Name of Issuer)

                            COMMON STOCK
                   (Title of Class of Securities)

                            125175.10.9
                           (CUSIP Number)


Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 4 Pages

SEC 1745 (10-88)
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CUSIP No.125175.10.9               13G                 Page 2 of 4 Pages

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Donald M. Brown
     SS# ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     N/A                								                 (a)
									                                        (b)

3.
     SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER
     756,100

6.   SHARED VOTING POWER
     -0-

7.   SOLE DISPOSITIVE POWER
     756,100

8.   SHARED DISPOSITIVE POWER
     -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     756,100

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     13.2%

12.  TYPE OF REPORTING PERSON*
     IN

                     * SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP No.125175.10.9              13G                   Page 3 of 4 Pages

Item 1     Issuer:

           CE Software Holdings, Inc.
           SEC File No. 0-18809
           1801 Industrial Circle
           West Des Moines, Iowa  50265

Item 2     Person Filing:

           Donald M. Brown
           1801 Industrial Circle
           West Des Moines, Iowa  50265
           U.S.A. Citizenship
           Common Stock, $.02 par value
           CUSIP No. 125175 10 9

Item 3     Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b):

           Not Applicable.

Item 4     Ownership:

           As of December 31, 1996, the Reporting Person beneficially owns 756,100 shares of Common Stock of the Issuer, including 11,000 shares underlying stock purchase options exercisable within 60 days of December 31, 1996, representing 13.2% of the issued and outstanding shares of Common Stock. The Reporting Person has the sole power to vote or direct the vote, and has the sole power of dispose or to direct the disposition of, all of such shares of Common Stock.

Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable.

Item 6     Ownership of More than Five Percent on Behalf of Another Person:

           Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

           Not Applicable.


Item 8     Identification and Classification of Members of the Group:


CUSIP No.125175.10.9                13G               Page 4 of 4 Pages

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           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable.

Item 10    Certification:

           Not Applicable.



                                SIGNATURE

               	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  	February 14, 1997.


                                                /s/ Donald M. Brown
                                               	______________________________
	                                               Donald M. Brown, Individual


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